AEON Biopharma, Inc.

4040 MacArthur Blvd., Suite 260
Newport Beach, CA 92660

December 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1090

Re:	AEON Biopharma, Inc. Withdrawal of Registration Statement on Form S-1 (File No. 333-259609)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AEON Biopharma, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-259609), initially filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2021 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its common stock at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact Shayne Kennedy of Latham & Watkins LLP, counsel to the Company, at (714) 755-8181.

Sincerely,

AEON Biopharma, Inc.

By: /s/ Marc Forth

Name: Marc Forth

Title: Chief Executive Officer